FORM 6-K

02046960

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

P.E.
7/22/02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

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NORTHERN ROCK PLC
NOTIFICATION OF ACQUISITION OF SHARES
BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that on 9 July 2002 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares	Price per Share	Percentage of Issued Share Capital
389	£6.81	0.000092

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the QUEST shareholding to nil.

INDEX

Document No.	Document
1.	Northern Rock plc - Notification of Acquisition of Shares by Northern Rock Quest Company Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 9 July 2002

By: ______________________

Name: J Shipley
Title: Assistant Company Secretary